                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003
                 -----------

                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                 -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes          No  X
                                -----      -----

INDEX TO EXHIBITS

Exhibit 99.1        Kookmin Bank Issues "Bond-Type" Hybrid Tier1 Securities

Exhibit 99.2        2003 1st Quarter Bank Operating Results

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Kookmin Bank
                                           -------------------------------------
                                           (Registrant)



Date: April 22, 2003                       By:/s/ Jong-Kyoo Yoon
                                              ----------------------------------
                                              (Signature)

                                           Name:   Jong-Kyoo Yoon
                                           Title:  Executive Vice President &
                                                   Chief Financial Officer

Exhibit 99.1

            Kookmin Bank Issues "Bond-Type" Hybrid Tier 1 Securities

On April 22, 2003, the board of directors of Kookmin Bank has approved and ratified Kookmin Bank's issuance of bond-type Hybrid Tier 1 Securities in Korean domestic market for the purpose of diversifying its funding sources and improving its BIS capital adequacy ratio.

This is related to and updates the previously approved Hybrid Tier1 Securities issuance resolution disclosed by us on January 17, 2003.

..    Main Terms & Conditions of Hybrid Tier1 Securities Issue

     -    Security type: Bond-type Hybrid Tier1 Securities
     -    Amount: Up to KRW 1.3 trillion
     - Expected issue timing: 2nd quarter of 2003 (could be flexibly adjusted and possible partial issuance)
     - Maturity: 30 years (possible renewal with the same terms & conditions, if not redeemed)
     - Interest rate: To be decided upon market interest rate on the date of issuance
     -    Interest payment type: Non-cumulative
     -    Call Option: To be decided

Exhibit 99.2

                Kookmin Bank's 2003 1st Quarter Operating Results

On April 22, 2003, Kookmin Bank has released operating results for the first quarter of 2003.

Financial Highlights
--------------------

The figures in this section are taken from unaudited and non-consolidated financial statements. They are subject to change during the course of review process by our independent auditor.

..       Balance sheet figures

(tn Won)                                          As of March 31
                                                  --------------
                                   2003              2002             Change (%)
                                   ----              ----             ----------
Total Assets                      178.9             160.5                   11.5
     Loans in Won                 120.0              99.6                   20.5
Total Liabilities                 168.8             150.7                   12.0
     Deposits in Won              126.8             120.3                    5.4
Total Stockholders' Equity         10.1               9.8                    3.1


..       Operating results


(bn Won)                                 For the 3 month periods ended March 31
                                         --------------------------------------
                                         2003            2002         Change (%)
                                         ----            ----         ----------
Operating Income                        364.5           769.2              -52.6
Operating Income before Provisioning  1,021.0           994.8                2.6
Net Income                               73.9           672.2              -89.0
Income before Provisioning              827.5         1,201.3              -31.1

..       Key financial indicators are as follows

     .    NIM: 3.20%
     .    Return on assets (annualized): 0.17%
     .    Return on equity (annualized): 2.93%

..       Asset Quality


(bn Won)                                           As of March 31
                                                   --------------
                                        2003            2002     Change (%, %p)
                                        ----            ----     --------------
Total Loans for NPL Management     136,037.6       118,006.1              15.3%
Allowance for Loan Loss              2,928.3         2,586.5              13.2%
Substandard & Below Ratio               3.38%           3.42%            -0.04%p
Coverage Ratio                          63.6%           64.1%            -0.50%p
Delinquency Ratio                       3.39%           2.48%             0.91%p


..       Kookmin Bank will announce 2003 first quarter operating results with presentation at 16:00 April 22, 2003 in Seoul, and we'll post the presentation material on Kookmin Bank website (www.kbstar.com)




--------------------------------------------------------------------------------
This document and the attached presentation material contain forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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